Mail Stop 3561

August 8, 2006

<u>Via Fax & U.S. Mail</u>

Mr. David Block Temin, Corporate Vice President
Elbit Systems Ltd.
Advanced Technology Center
Haifa, Israel 31053

> **Re:** **Elbit Systems Ltd.**
> **Form 20-F/A for the year ended December 31, 2005**
> **Filed July 6, 2006**
> **File No. 000-28998**

Dear Mr. Temin:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 20-F/A for the year ended December 31, 2005</u>

<u>Notes to consolidated financial statements, page 10</u>
<u>General</u>

1.   We note from a Reuters news article dated May 18, 2006 that Russia has refused
        to certify the upgrades to certain helicopters. Please tell us and revise future
        filings as necessary to include disclosure as to the impact that this refusal will
        have on your results of operations, if significant.

<u>Acquisitions During 2005</u>

2.   Given the Company's acquisition of a 40% interest in Tadiran Communications
        during 2004 and 2005, please explain how Elbit Systems portion of Tadiran
        Communications results of $3.8 million was determined. Also, please explain
        what the "net effect" of $(11.1) million is supposed to represent as it is unclear
        from your disclosure on page 72.

3.   Please clarify why the $3.5 of pre-contract costs relating to duplicated inventories
        and equipment were accounted for as restructuring costs rather than included as
        adjustments to the purchase price allocation.

<u>Note 1. General – G., page 12</u>

4.   In future filings, please revise Note 1.G. to include disclosure of the primary
        reasons for the Tadiran acquisition, including a description of the factors that
        contributed to a purchase price that results in recognition of goodwill. Refer to the
        disclosure requirements outlined in paragraph 51b of SFAS No.141.
        Additionally, in future filings, please revise your disclosure of the purchase price
        allocation to show how the total purchase price for each step of the acquisition
        was allocated to the major categories of assets and liabilities acquired, as opposed
        to showing only the allocation of the excess purchase price to intangible assets
        and goodwill. Refer to the guidance outlined in paragraph 51e of SFAS No.141.
        The disclosures provided in note 1.H. with regards to the acquisition of Elisra
        should be similarly revised.

<u>Note 7. Compensation Receivables in Respect of Fire Damage, page 36</u>

5.   Please explain why you believe it is appropriate to reflect a receivable in your
        financial statements for amounts aggregating $25,884 from your insurer when it
        appears this amount is subject to a dispute with your insurance company. As part

of your response, please explain why you do not believe this amount represents a gain contingency pursuant to paragraph 17 of SFAS No.5 which should not be recognized in your financial statements until realized. Please note that in accordance with the guidance outlined in paragraph 140 of SOP 96-1, the existence of pending litigation surrounding the collection of this claim provides a rebuttable presumption that the realization of this claim is not probable. Please explain in detail why you believe the collection of this claim is probable. Also, explain how the amount recognized for this claim was classified in your statement of operations. We may have further comment upon receipt of your response.

Note 10. Intangible Assets, page 39

6.   Please revise the notes to your financial statements in future filings to include an analysis of the changes in goodwill that occurred during the periods presented in your consolidated balance sheets. Refer to the requirements of paragraph 45c of SFAS No.142.

Note 17 – Commitments and Contingent Liabilities, page 51

7.   Please tell us and explain in Note 17 how you accounted for the put option with respect to Kinetics outstanding shares that was held by three founding employees prior to its expiration on December 31, 2005. If no accounting recognition was required with respect to this put option, please explain your basis for this conclusion.

Form 6-K for the Month of March 2006, filed March 16, 2006

8.   We note several non-GAAP measures used in the earnings release such as net income, gross profit margin and diluted earnings per share excluding one-time charges such as IPR&D and write-offs relate to the purchase of Elisra shares. Please note that these non-GAAP measures must be displayed with equal prominence as the most directly comparable GAAP measure and reconciled to the most comparable measure under US GAAP. Revise future filings to incorporate the reconciliations and disclosures. Refer to Regulation G, Item 100(a).

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief